    Exhibit 21.1
SUBSIDIARIES OF HMS HOLDINGS CORP.

The following is a list of subsidiaries of HMS Holdings Corp. (HMS) as of February 26, 2021. Where ownership of a subsidiary is less than 100% by HMS or an HMS subsidiary, such has been noted by an asterisk (*).

Entity Name	State or Other Jurisdiction of Incorporation or Organization
Eliza Corporation	Delaware
Eliza Holding Corp.	Delaware
ElizaLive, Inc.	Delaware
Essette, Inc.	Colorado
HMS Australia Hold Co Pty Ltd	Australia
Health Management Systems, Inc.	New York
HMS Care Analytics, Inc.	Delaware
HMS Claims Recovery Solutions, LLC	Delaware
IntegriGuard, LLC (DBA – HMS Federal)	Delaware
Lorica Health Pty Limited	Australia
Permedion, Inc.	New York
Reimbursement Services Group Inc.	New York
VitreosHealth, Inc.	Texas
VitreosHealth (India) Private Limited*	India